Goodwin Procter llp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 9, 2021

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Gessert and Jeffrey Gabor

Re:	Vaccitech plc (formerly known as Vaccitech Limited) Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted March 23, 2021 CIK No. 0001828185

Dear Messrs. Gessert and Gabor:

On behalf of our client, Vaccitech plc (formerly known as Vaccitech Limited) (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1, originally confidentially submitted on December 23, 2021 and resubmitted on January 29, 2021, March 10, 2021 and March 23, 2021 (the “Draft Registration Statement”) contained in the Staff’s letter dated April 1, 2021 (the “Comment Letter”).  The Company is also concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Registration Statement filed herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted March 23, 2021

Prospectus Summary
Overview, page 3

1.	We note your disclosure related to the jurisdictions where conditional marketing and emergency use authorizations have been granted for AZD1222, the COVID-19 vaccine you co-invented that is licensed to AstraZeneca UK Limited. In the interests of balanced disclosure, please expand here and elsewhere to identify any jurisdictions that have suspended or reversed plans to authorize the vaccine and discuss the reasons for such decisions. In this regard we note your risk factor disclosure regarding thromboembolic events, as well as public reports related to the vaccine's efficacy against certain variants and AstraZeneca's statements modifying its reported efficacy rate.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and advises the Staff that it has revised the disclosure on pages 3, 105, 121 and 125 of the Registration Statement to remove the disclosure related to the jurisdictions where conditional marketing and emergency use authorizations have been granted for AZD1222. The Company further advises the Staff that it has revised the disclosure on pages 5, 16, 23, 123 and 157 of the Registration Statement to provide balanced disclosure about jurisdictions that have suspended or reversed plans to authorize the vaccine.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Options Granted, page 111

2.	Please update your disclosures to also include the weighted average exercise price and fair value of the options issued to date in fiscal 2021. We note that you issued options in February 2021.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 112 of the Registration Statement in response to the Staff’s comment.

7.	We also noted that the exercise price for certain options is presented in dollars and others are in pounds sterling. Please advise.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 112 of the Registration Statement in response to the Staff’s comment.

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If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:   William Enright, Vaccitech plc